Filed by Churchill Capital Corp X pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp X (File No. 001-42646)

Set forth below is a transcript of Matt Kinsella’s interview with the Quantum Bull on November 30, 2025 in which the proposed business combination between Churchill Capital Corp X and ColdQuanta, Inc. (“Infleqtion”) is discussed.

I am very excited to bring on Matt Kinsella of Inflection, the CEO of Inflection to ask him all kinds of questions about his company and the quantum industry in general. Matt, welcome to the show. Nice to have you.

It’s great to be here, Maj. Looking forward to this. Yeah, me too. So, I have so many questions about Infleqtion and I was doing a deep dive into the website last night, but I think a good starting point might be just kind of what is Infleqtion and what sort of specialties do you have and kind of just like a very basic one-oh-one understanding maybe that elevator pitch. Sounds great. You know, a good way to do that might be to give you a little bit of my background because it overlaps quite a bit with the company and uh and that’ll be a probably a story arc that’ll tell the answer to your question. So, um before I came to

Inflection, I was an investor at a firm called Maverick Capital for nineteen years and

I wore several different hats there. I was a public equity investor at Maverick on the hedge fund side of the business for nine years and then I helped us start our early stage venture capital fund um in early twenty-fifteen we launched on

Jan and I got very curious and so I looked at a lot of the quantum companies that were around at the time and ultimately decided that starting something from scratch might be the smart risk-reward. So then I started meeting professors instead of companies and ultimately it led me to a gentleman named Dana Anderson who is really the pioneer of a quantum modality called neutral atoms and so we uh seated

Dana at my at Maverick. um we helped basically commercialize the technology and then I’ve been on the board ever since um helping build the company from my board seat and then joined full-time at the beginning of last year. And so

Infleqtion is a quantum technologies company. And when I say quantum, and I’m guessing your audience knows this and you know this, but just to make sure in level set terms, we’re talking about the world of the very small, right? The atomic and the subatomic levels. And when we say quantum technologies, it’s taking those very strange and very bizarre properties um quantum mechanical in nature and turning them into products. And when I say modality like neutral atoms, it’s just the way we go about doing that. How do we turn those quantum mechanical properties into products? And so what I found so incredible about Dana and this neutral atom modality is that unlike many of the other quantum modalities where they’re really only good for building one product that’s computing, neutral atoms are highly flexible. And so you can build a number of different products based upon this core underlying quantum technology. And so that’s the that was the initial se thesis of the business going back to early twenty-eighteen and continues to be our mission today. It is to commercialize quantum technologies um utilizing the neutral atom modality that range from quantum sensing products to quantum computers and we really following Nvidia’s market development strategy of taking this core neutral atom technology and pointing it at a few different end markets. um first the ones that we could achieve quantum advantage at today like timekeeping or quantum RF and we can get into you know these areas into much more detail and then exploring if neutral atoms was going to be a good modality for quantum computing and it turns out it’s a very good modality for quantum computing. It hadn’t really been explored back in twenty-eighteen. So what’s happened since twenty-eighteen until today is that we built a very good scalable you know scaled commercial business about twenty-nine million dollars in revenue in twenty twenty-four on a lot of these quantum sensing products where we have real commercial advantage today and neutral atoms have gone from a dark horse to really the leading candidate for most of the metrics that matter to get to um a gatebased tolerant quantum computer. So long longwinded answer but hopefully that the stage that’s amazing so much to go through. So let’s start with all the different kind of um companies and all the different modalities, right? Y what makes neutral atom? You kind of just mentioned um that it’s emerging as maybe one of the front runners. What do you like about neutral atoms and specifically I know that the strength of

Infleqtion is both sensing and quantum computing. So maybe you could talk about how neutral atom works in both of those as well. Sure. So one of the um big features of

neutral atoms is they take place at room temperature. So you don’t require um cryogenic freezers or dilution fridges.

And that is at the core what opens this modality up to being so flexible.

So instead of having to sit in a data center inside a freezer, they can be field deployed. And because it doesn’t require mechanical systems like freezers, everything we do is based upon basically lasers and then these ultra high vacuum cells that Dana has been making for the better part of several decades. Um those can be shrunk, they can be cost down, they can be hardened, they can be put out in the field. And so one of the best features of neutrals is the fact that it takes place at room temperature. It’s all based on lasers and these ultra high vacuum cells. And therefore this technology can ride your typical cost down curve that you know the rest of technology has been riding for the last seventy years or so. And it gets smaller, it gets faster, it gets cheaper. And so with that as the backdrop, we’ve been able to turn this neutron technology into clocks that are about the size of call like three pizza boxes stacked on top of each other that perform three X, sorry three orders of magnitude. So a thousand times better than classical clocks. We can talk about what does performance mean in the world of clocks and we can turn those into RF antennas that can do almost magical things that that classical antennas can’t do. And then as you me as we talked about before turns out that neutral atom architecture is also good for building quantum computers and the room temperature aspect of the quantum computers helps keep the costs down. It helps reduce the complexities and that’s why they’ve been scaling really rapidly as one of the modalities that’s leading the way for quantum computing.

So, I was perusing your website, which is a great website, by the way. I like that it has just the information is organized very neatly. I stumbled upon your road map and I saw that it was revised in September of twenty twenty-five, so fairly recently, and we’ve seen a lot of revisions from quantum companies. Um can you talk a little bit about the road map and kind of what that revision was and where you guys see yourselves by twenty-thirty?

Sure. So uh and we’re referring specifically to our quantum computing road map. Um talk about the road map for our other products. It’s funny it’s like the road map for quantum computing is your typical up and to the right curve, right? It’s you know we’re going to add more cubits over this period of time and the quality of those cubits is going to get higher. the um roadmap for the rest of the technologies really is a down to the right curve because we already are at the point where we have um products that are better than classical standards and so all the engineering is going into shrinking and costing those products down and integrating the underlying photonics to get them to chip scale. But let’s focus on the on the um on the quantum computing road map because that’s the one you’re referencing. So the key to the kingdom in quantum computing is logical cubits. Do you think should we define that term or do you think the audience understand? I think you should define it just in case. Sure. So, so when people talk about cubits, there’s both physical and there’s logical cubits. Physical cubits are the they’re called quantum bits,

right? They’re the underlying logic layer of a quantum computer. In our case, um the way we make our cubits is we trap either rubidium or cesium atoms inside those same ultra high vacuum cells I was referencing before. We individually hold each of those atoms in place. We array them in a grid and each of those atoms becomes a cubit. And so those are our physical cubits. We we’ve we have a machine with sixteen-hundred physical cubits. Um and those are just atoms held in free space with lasers. But what is a logical cubit? A logical cubit is a cluster of very high quality cubits that has been error corrected and now you have a cubit a logical cubit that can actually do computation. Unfortunately,

physical cubits are very prone to noise and error. So, they need to be high quality and they need to be error corrected. Now that we have logical cubits, those are really the building blocks of quantum computers.

And it wasn’t until twenty twenty-three that the world got its first logical cubits. And so, until twenty twenty-three,

really probably right around the time you got really curious about quantum right around the Google Willow announcement. Um it was unclear as to whether we’d ever get logical cubits. So logical cubits are going to be what enables quantum computers to do things that classical computers can’t do. And so if you look at our road map, um it’s all based on logical cubits and logical cubits takes, you know, both physical cubits and the quality of those cubits into account. And so I think it’s a simplistic metric to focus on. And so there’s really only a handful of companies that have achieved logical cubits. Inflection is one of them. And we um got our first logical cubits at the end of twenty twenty-four. And we our road map states that we’ll have eight by the end of this year, but we announced earlier this year that we had twelve. And so they’re in the revision um up from eight to twelve. And then we believe by twenty twenty-eight we’ll have one hundred logical cubits. And one hundred logical cubits is the is the level at which quantum computers can start to do things that classical computers can’t do. I don’t think it’s going to be, you know, blow your mind chat GPT moment where you’ve interacted with a touring complete computer for the first time like we all experienced back in November of twenty twenty-two, but we’ll start to see things that you just could never do on a classical computer being done by quantum computers largely in the material science realm at that point. So, some of the things that you need to do to model the discovery of new materials require incredibly complex modeling of how the electrons will interact. That’s just something that it’s too complex. there’s too many moving pieces for a classical computer, even the most powerful GPU cluster do.

And those are the types of things that quantum computers will excel at. So you’ll start to see quantum advantage after one hundred logical cubits in that material science realm. And then as we scale from one hundred logical cubits, which again end of twenty twenty-eight to a thousand logical cubits by , you’ll start to see um much more interesting things that you can do moving into the world of drug discovery and then ultimately, you know, further down the line putting things like encryption um at risk because you can actually do the types of calculations that encryption is based on because classical computers can’t do those types of calculations. Fascinating. So this this past week about six days ago IonQ CEO Nicola Damasi went to Congress and was asked a question about

China and in China’s lead or if they’re behind or whatever and he made a remark something along the lines of that he thinks that IonQ is about five years ahead of China progress and I wonder if you have any thoughts or Infleqtion or just

wider thoughts about the industry and where we are relative to other countries in the world, especially China.

Well, we have to acknowledge and make no mistake that it is a race between the US and our allies in China. And the stakes are very high and the race isn’t just on quantum computing, but it’s on that whole swath of quantum technologies that I had outlined um to you. And we can talk about what the national security implications are for each of those because the security implications for sensors and clocks and RF antennas are absolutely massive as is the national security implications for quantum computing. And so let’s just focus in on quantum computing. But I do think it’s worthwhile talking about where China is on the quantum sensing side of the world too. So, China’s taking a very different approach as they often do um to developing their quantum computers and that is a very top- down directed approach, right? They that they are allocating massive sums of money off of the state’s balance sheet to research universities and basically telling them this is what we want you to do. Um and uh the US is taking a very different approach like the China is outinvesting the US by you know more than two x probably closer to three x um but the US is relying on our capitalist system right so companies like Infleqtion or IonQ raising private capital and duking it out on the uh on the battlefield right to you know the best the best company will win. I personally will bet on the capitalist um innovation engine any day of the week, but that they’re it’s a it’s a formidable opponent to be up against in China because they are putting massive resources behind this. So, where are we relative to China? I probably wouldn’t be quite as dismissive as uh as Nicola was. Um I think

Me either by the way. Was that me either? I think in many cases

China is ahead of the US in in areas of quantum. Um I deeply believe the US is going to win the race but there are areas where China is ahead and they I think they appropriately identified it as a critical technology and started a state sponsor it much earlier than the US did. Um you the US put the national quantum initiative into place about five years ago. It was relatively small in the scheme of things a billion dollars.

Um, but they now have identified what is what they’re terming quantum and battlefield information dominance as one of the six national security issues that the US needs to focus on. Interestingly,

I think that actually harness that focuses much more in on the quantum sensing side of things for battlefield information dominance. But we are coming to the realization that quantum you know was down selected from fourteen critical technologies to one of six. So I think we are taking it you know with the level of uh seriousness that is appropriate.

But China’s a it it’s a serious race. We must win it because I don’t want to sound, you know, overly bombastic. But I think you the side that does win this is going to have a lot to say about what the next hundred years of planet Earth look like. Amazing. So John Levy was just on the show the couple days ago, CEO of Seek and he mentioned something along the lines and I thought this was really profound what he said. He said that just because the world order has been the US has been ahead in tech for decades and decades and decades, does that mean that that will always be the case? Right. And I like how you you’re talking about the capitalist system. I guess what worries me a little bit as I kind of report on and observe the quantum sector is it does seem a little bit fractured and disorganized and that the that the government kind of just is like oh well we’ve been hearing quantum is going to be around the corner for the last years and it hasn’t been. So, we have a skeptical kind of government, but also they’re making it a priority, but also funding is hard. And yeah, and you’re kind of seeing this like wishy-washiness, but it feels like it’s a really bad time to be dragging feet. It feels like that that’s just kind of the observation that that I’ve had. I think it’s important to acknowledge kind of where we are in in a more global,

you know, global race and that it’s not just the US and it’s not just US companies. So, speaking on Infleqtion specifically. So, you mentioned a couple things. You said that a lot of companies talk about quantum computing specifically, but Infleqtion has an interesting you kind of have more tent tentacles with the sensing and RF and all the different things you do as far as quantum is concerned and you also mentioned that those have national security implications. So could you go a little bit more into how like Infleqtion would potentially be able to uh mitigate those risks? What are the risks and how can Infleqtion mitigate? If you go back to the initial investment thesis on Infleqtion, it was and neutral atoms are somewhat uniquely suited to you to pursue this strategy because of the flexibility of the modality. But you can think of almost a curve of complexity on what you can do with neutral atom technology. And at the lower left hand side of that curve is you can make clocks. And these clocks have performance advantages that are measured in the orders of magnitude relative to classical clocks. Again, I will tell you why that matters because someone might say, why do you care? You can keep time better. There’s actually huge national security implications. But we can also make RF antennas that can receive the entire electromagnetic spectrum. So normally you need a antenna that roughly matches the size of the wavelength that you’re receiving, right? And so inside your iPhone you have very small antennas because you’re receiving very high frequency, very short wavelength signals. You probably have ten of them or more inside your iPhone, but you’ve probably seen or maybe even dragged up onto your roof yourself a big antenna, right? And put it up there. And the reason why that’s big is because you’re receiving longer wavelength signals. And at the extreme, submarines have to dangle antennas that are one kilometer long off their back because they’re receiving very, very, very long wavelength, low frequency signals. It’s the only the kind that can penetrate water. We can collapse all that down to something the size of a sugar cube to receive that entire spectrum. So game changing technology.

And then finally, you can build inertial sensors. So um equipment that can help you navigate and without having to access GPS. So incredibly precise onboard navigation systems because they can sense the forces of acceleration,

left turns, right turns, gravity, going up, etc. Um and so those are the suite of products that are outside of auto computing that you can focus um uh you can focus uh quantum technologies particular neutral atoms on. and I listed them sort of in the order of complexity, right? And then the most complex thing you can do is you can build quantum computers. Um and so our goal has been to monetize those areas as you get quantum advantage in each of them. And again, we’re riding that complexity curve up and to the right. Sort of similar to how Nvidia did it, right? They took their GPU engine, they pointed it at graphics, so gaming,

right? They took their GM GPU engine, they pointed it at um crypto mining, then at physics, then ultimately the crown jewel of um of large language models came along and their GPU engine is very well suited to address that. I think the same strategy with our neutral atom engine, we’re addressing these more near-term applications, then ultimately quantum computing will become um advantageous to do computing via quantum as opposed to classical and we’ll be very well suited um to address that. Now, what are the national security implications of each of those different product lines? I’d mentioned let’s talk about clocks first and then let’s talk about GPS. So what is GPS? GPS is a position navigation and timing system. But in reality it’s a lowercase P lowercase N capital T. The timing stamp that comes down to us from GPS is actually the most important service that comes from GPS. And GPS is increasingly becoming prone to being spoofed or denied. It’s a huge problem. You’re starting to read about it more and more. Couple months ago, Ursula Vander Lion’s plane was hit with a GPS denial attack.

They had to circle the air. I mean, they were flying around blind for hours. Um, and they had to resort to World War II navigation tactics, literally finding beacons on the ground and following them by eyesight to get back to the landing field. We’re talking almost a hundred-y old technology uh in twenty twenty-five because the the there were no other alternatives other than accessing GPS. And this is happening more and more and more. And so

GPS is becoming increasingly prone to spoofing or denial. And denial is just straight up you can’t use it.

Spoofing is you makes you think you’re somewhere else or it makes you think that it’s some different time. And the amount of the critical infrastructure that is dependent on GPS, whether it’s for synchronization from timing or navigation, which ultimately is derived from a timing stamp, it’s absolutely massive. And it’s not just navigation,

it’s the financial markets, it’s the electricity grid, it’s the RF networks. If you can’t synchronize the signals that are being sent, they just won’t work. And this is dependent upon thirty satellites that are circling the earth that send a very faint signal down. So, how do you how do you start to make yourself robust against denial or spoofing? You can put those three pizza box units that I’ve talked about that we make that keep time better than um than than GPS and put them locally. So now you have an unspoofable, undeniable concept of time to do synchronization.

And that would really make us quite robust against a pretty darn easy attack that you could wage on, you know, the the US economy. And then even more scary in a in a in a hot war, the first thing to go is GPS. I mean, there is no GPS in the Ukraine right now in the hot areas. And so the side that can navigate and synchronize and communicate without access to GPS will have a massive tactical advantage. And uh and so maybe

I’ll pause there because I just threw a lot out, but that’s the national security implications to clocks alone and how quantum can help solve that. I think you’re maybe one you and your company are have some very unique insight into how things could go wrong on the modern

battlefield and modern warfare. Can you speak to

quantum sensing, quantum clocks, quantum computing? Can you kind of maybe paint a picture of what could go wrong if we are behind in in these critical technology areas? like how an adversary could use those technologies against us. And you kind of alluded to it, but maybe paint a picture. Sure. So, let’s just say hypothetically

there’s a conflict over the Strait of Taiwan, right? Um and you can assume there will be no GPS over that contested area. A side that could navigate with as much precision as if they had GPS versus a side who’s kind of running around like chickens with their heads cut off is going to be almost certainly the victor,

right? Um, and so that’s just the navigation piece. Now, layer in timing and communication, signals will be jammed. Um, if you can continue to communicate and continue to synchronize operations in that fog of war. Again,

massive tactical advantage. If you have that and your opponent doesn’t, um, it almost guarantees victory, but probably more importantly, it acts as a huge deterrent to even trying in the first place, right? And so those are the types of things that ranging from the ability to navigate, the ability to communicate,

the ability to synchronize, um, are going to be huge advantages in any kind of conflict, let alone, you know, if you can run calculations and optimizations on a quantum computer, those will be massive advantages, too. But even in the more near term, just this more basic sensing equipment and the precision level at which you can sense, especially in the absence of GPS will be a huge advantage. And maybe I’ll give you a couple other examples. Um, you think about radar, right? Radar is a very old technology, but increasingly we’re starting to have multi-static radar. So those are radar systems with multiple heads. Now, the better that you can synchronize what those multiple heads are seeing between them, the clearer the picture becomes. And you can think about if you can synchronize the time and the frequency between those different sensor heads at much more precise levels. You can think of it going from that like glowing dot, you know, beep that you usually think of as radar to something that’s more akin to 4K. And instead of seeing a swarm of drones, you can see individual drones and so the precision that you can track your enemy’s movements will go up materially. And then finally, just the precision at which you can target will go up materially, too. You can probably get to accuracy within a few meters with current navigation systems. you could drop that down to, you know, much more precise pinpoint level attacks. So, we’re talking huge implications for battlefield advantage. Again, why is it one of the six national security priorities? Quantum battlefield information dominance is for all those reasons.

So, how does Infleqtion uh serve kind of those areas? And

do you see like Infleqtion being more involved in the military or battlefield of the future? Is that is that a focus for the company? It is absolutely and it’s a focus one because I feel deeply that the US needs to have these capabilities from a national security perspective, but it’s also um where we found product market fit early. So all of our technologies are very dual use in nature. But given the level of precision that they’re able to provide, um the dogs are eating the dog food, for lack of a better term, you know, in the national security market um before the commercial market.

And I believe and our entire strategy is based on this that the commercial market’s going to need these technologies as well over time. And so what we’re doing is we’re focusing on the area where the dogs are eating the dog food. We’re driving up volumes which allows us to drive down costs and increase performance. And as you can reach the price points that are you know matching and in many cases going below the classical technologies with several order of magnitude improvement then we’ll see broad-based commercial adoption. In some cases it’s like dropping a Ferrari and traffic right now in the commercial markets though and in the in the in the uh in the uh in the military and the national security markets that Ferrari is free to you know drive as fast as it needs to and provide real advantage. So yes we you know the DoD is our biggest customer. Um the Ministry of Defense is a big customer. We sell only to US allies largely the AUS um the AUS folks so US UK and Australia um the intelligence community is a big customer DOE um and so think of all the folks that manage a lot of the critical infrastructure or national security areas are big customers of Infleqtion today I didn’t know all that uh I want to ask and these numbers may or may not be one hundred percent correct you’ll probably know them better than me the commercial strategy and re revenue growth for Infleqtion. So I wrote down here about million in trailing revenue and $50 million backlog with a $300 million pipeline. Um are these mostly military customers? Is that or is it a vast array of different sort of demand for their products? Yes, your numbers are quite close to correct. So $29 million in trailing twelve month revenue, $50 million in either booked or awarded business. So you know backlog is backlog means something very specific for gap accounting and this this metric is basically business that we’ve been told or we’ve signed the contract that we’re going to execute against over you know the future period and then and then a a um a pipeline which is really like identified customer opportunities that is approximately $three hundred million or so. Um it is not so a good percentage of it is military um uh use cases but increasingly more of it is coming from you know commercial or non-military use cases and so we have sold clocks to data centers you know to synchronize uh servers with much greater precision. Um we sell clocks to satellites um and so ground stations that that have to synchronize with the satellites. um we sell clocks to laboratories for the synchronization of their under underlying equipment and so the non-military use cases are starting to grow. Um but the I think it’s safe to say that probably greater than fifty% is maybe not military in nature but in that broader national security umbrella which can take into account critical infrastructure so DOE etc. Um, and that is still where the majority of the demand is today. And o over time, you’ll see more and more of the commercial opportunities open up. NASA is a very big customer of ours, for instance. Um, you know, sounds like uh buzzword salad, but quantum in space is actually a very large market opportunity, which we can discuss. Um, but those are um the that’s how

I’d classify the revenue from the past as well as the opportunity in the future. Yeah. Yeah. Let’s dig into that quantum in space and why that’s an opportunity. Sure. Um so we have had quantum up in the international space station since twenty-eighteen. Inflection was the first quantum company, first company to ever put quantum up into space. And um and space is really important for quantum for a number of reasons. So the uh being able to do things in microgravity allows you to do things that you can’t do on the Earth’s surface. And so there are ways to do drug discovery and other types of experiments that you actually require microgravity to achieve. And so being on the International Space Station, it’s the best way to do that. But even more interesting is what those systems up in space perched on their um from their vantage point can do on Earth’s surface. So what we’re working um right now on is sending some gravimetry equipment to um to space. And what you can do with that is you can actually um sense gravity and changes in gravity on the earth’s surface with extreme precision and you can infer a lot of really interesting data about the earth’s surface based upon the change in gravity because what is change in gravity? It’s change in mass. So you can track the melting of polar ice caps. You can track the depletion of aquafers.

You can see where droughts might be coming up. You can see, you know, where there could be civil unrest coming because of drought in the future. Um and and then ultimately you can start to see what’s happening below the earth’s surface. And so our tunnels being dug,

our um nuclear materials being moved, and a lot of really interesting things that you can infer from gravity. And actually, as you’re up in space, you can see a very large um space of what’s happening on the Earth’s surface. As you bring that closer to the Earth’s surface, you can actually be much more pinpointed. So you can say, “Oh, here’s what’s happening, you know, right at this little chunk of land, and this is what’s happening underneath that land.”

And so those are a couple of examples. Beyond that, you know, there has been quantum technology um basic quantum technology in the form of atomic clocks in space. Uh so I wouldn’t classify as quantum technology,

but atomic clocks are based on some of the same principles. There’s atomic clock in each of the satellites for GPS today. And what those talk clocks do is they synchronize with these massive clocks here on Earth’s surface.

We can put our quantum optical clocks in satellites and have incredible precision without needing to synchronize to the bigger clocks here on Earth and then use that as the basis for time distribution from uh from uh from space. And then finally, we talked about

GPS denial. There’s no GPS in space, right? So, if you’re going to navigate with extreme precision in space, you actually need those incredibly uh precise sensors on board your spacecraft to maneuver. And then this sounds kind of crazy, but we have to establish lunar time as a time zone. And you in order to synchronize lunar time to time here on the Earth, you need very precise clocks that you know are acting in in synchronization that aren’t drifting, right? You know how like you like don’t set your watch for a while, it’ll be off by a few minutes. We can’t have the lunar time being drifting from Earth time. So, it must, you know, have very precise clocks on both ends that have been synchronized almost perfectly. I also know that quantum networking happens like quantum communication like signals sent to satellites and then it’s unhackable um right type of communication is that is that something that Infleqtion is working on it’s on that aspect of quantum really the one aspect we don’t is the quantum networking side but it’s a very important thing I you know it’s the nice thing about our underlying uh the areas we focus on is they all are very interrelated And so um side note I’ll talk about the quantum sensing the quantum networking in a sec in a second but I was talking about the you know the products that are on this continuum of complexity right and so we have let’s say clocks to start and what we do to build our clocks is we take atoms in the ultra high vacuum cells we excite them and then uh that energy transition of excited to neutral or so excited to ground excited to ground becomes effectively a very stable frequency reference and that is basically the ticking of a clock. Um but ultimately what is that? That’s taking advantage of the superposition of the atom. And superposition is one of the critical building blocks for a quantum computer. I talked about our quantum RF sensors,

right? Um and they can receive the entire electromagnetic spectrum. That’s actually putting the atoms in something called the Renberg state, which is the most excited they can be before they become an ion. So you can think about the electron way out in orbit and when it’s way out in orbit, it becomes sensitive to that entire electromagnetic spectrum. Interestingly, the way that you entangle atoms, you have to put them into their RDER state first. So, as we’re mastering our quantum RF products,

we’re basically getting better and better at entanglement. And then finally, our inertial sensing equipment, we have to make those atoms ultra cold.

I’d said that this is done at room temperature. But if you think about what is cold, cold is the lack of motion of atoms. So, we hold them in place with lasers such that these atoms are moving so little, they become the coldest place in the known universe. So, you take superposition plus entanglement plus ultra cold. Those are basically the building blocks to our quantum computers. So there’s immense leverage between everything we do. I don’t actually see the leverage in quantum networking which is why we’ve chosen not to focus on it today. But it is a very important quantum technology and as you pointed out you can actually establish communication networks that are entirely unhackable. Um and this is one area where China is quite ahead of the US. A few years ago they demonstrated an encrypted signal sent from a from the ground to a satellite and back down to Earth that there is no way that we could ever intercept that signal which is pretty scary. Even the MIT quantum index report released this year shows they’re very far ahead in in the networking piece uh for so at least battlefield communication or uh any sort of communication that that would need to be unhackable they would probably have an advantage on that’s why I that’s why I would get a little bit cautious about just assuming that we’re ahead in in QC quantum computing agree totally agree and here’s the thing it’s like every time you see an announcement out China, it usually follows some announcement we made and that shows we’re they’re just, you know, right behind us. I wouldn’t be shocked if they’re holding, you know, you know, holding some things back. Um, and uh, I just said further ahead than we might think they are. I mean, it could very well be a strategy like once it’s in the Western media, then we’ll release. But what motivation do they have or what do they gain from sharing where they’re at in the process then they have a more organized US that puts a ton more money into it and catches up faster? or would they rather do us lag? That that’s my concern.

Totally agree. I would I would sure my competitors to think I was further behind than I was. Yeah, that’s why it’s a bit dangerous. So maybe next time Congress invites people, they can invite you out there, Matt.

Um, so as far as the spec, so we

know Inflection has been private and obviously been building some amazing products and have a suite of products to offer

different customers uh both commercial and military and so on. So you had so you have this spa with uh Churchill Capital Group. Is that correct? That’s right. Yep. Under ticker symbol CCCX. That’s right. And maybe can you talk a little bit about why the spa route and not just the IPO route and how you see that playing out? Sure. So, we raised our series C at the beginning of twenty twenty-four. We raised $

million and our burn is actually relatively low compared to other quantum companies and for a lot of different reasons, but one of them is because we bring gross profit dollars in with the sales of some of our uh you know, our sensing equipment. And so we were well capitalized for many years as I, you know, would lay in bed at night thinking about all the reasons why Infleqtion might fail, which sadly is what I spent a lot of my time worrying about. That’s the work of the CEO. Yeah. Exactly. Uh only the paranoid survive as the great Andy Gro said, right? Um I um it was really interesting what kept coming back to me as the reasons we might fail. And it and a lot of the reasons actually didn’t have to do with us getting the tech right or us being able to commercialize, which sounds kind of crazy given this is quantum, but most of the reasons why we might fail or the scenarios that might come about to cause us to fail came back to capital. Um, and it’s not that I was worried about us running out of capital for any, you know, really, uh, foreseeable reason, but having been an investor for as long as I had been, I know that these cycles really, they come and go, right? And so, if two and a half years from now when it was time for us to go raise our series D and it happened to happen at a time when the private and the public markets were not accommodative to supporting deep tech, that could be that is the existential threat to the business. And so I started to think about how can we take that existential threat off the table. And really the only time to do that is when you’re at an extreme position of strength. So we just raised the series C. We didn’t need capital. So I took that opportunity to start to evaluate ways to take that existential risk off the table. To your point, I did investigate going down traditional IPO paths. That would have been possible. Um but it would have taken a while. It would have been Anto month journey. Um and I feel like speed is of the essence at this time. we could have raised another private round and we looked at that as well and those opportunities were available to us. But we were able to find in Churchill really an absolutely world-class partner that helped us achieve all the goals that we wanted to achieve. Um and really the principles I went into this process with were could we raise an amount of capital that would really take that existential risk off the table in most scenarios. Churchill has $four hundred and sixteen million on their TR in their trust and we also raised $one hundred and twenty-five million pipe on top of that. So $five hundred and forty million definitely takes that existential risk off the table for most go forward um scenarios. Number two, do we have a high probability of actually getting it done and Churchill has an incredible track record of delivering their trust onto the balance sheet of their partner companies. Number three, could we work with an absolutely amazing partner? Um, and really to the extent, you know,

the Churchill’s the best of the best in the Spack world. Um, and then and then finally um and this was not really one of the initial principles I went into it with, but it’s going to be a very nice uh luxury to have, which is we will now have a public currency to make acquisitions. And I think there will be some quantum companies who might fall victim to that existential threat of capital and Infleqtion could ultimately be a good home for them. I as an investor have a high degree of skepticism for big acquisitions just because they often don’t work out. But technology tuckins that directly accelerate your roadmap can be very effective and they are much easier to do if you have a public currency to make those happen. And so when I put that all into a, you know, a blender, it looked like a really the this is a terrible analogy, but like the right smoothie, right? And so and so that’s why we uh are going down that path. And it’s, you know, it’s absolutely the right path for us. Any quantum company at this point, I’ve

I’ve been investing in. It’s no secret to my listeners. Um and when I saw I was actually a little bit late to the party.

uh didn’t realize this was happening but then definitely got my position as well in CCCX.

Well, you know, as I lay in bed at night thinking about the existential risks to Infleqtion, a government shutdown wasn’t actually in the list of, you know, things that I the longest in history. Yeah, I probably need to include that now. But, you know, when the government is shut down, the SEC is shut down. Uh and one needs the SEC to review your filings to uh to actually go forward with the public process. So, the SEC is now reopened. We announced several weeks ago that we are on file. Um, so our filings are done and it’s just going to be, you know, how many terms do you have to make with the SEC? So, we’re on file with our S-4 and our audited financials. Um, the SEC will review them. They’ll give us comments. We’ll address those comments. We’ll send it back to them. And the deter determining factor of how long this will take will be we do we get that one and done or is that multiple, you know, iterations? A lot of people uh were severely affected by the government shutdown. Yeah. Uh so and it was a very long one. Uh it was one. Uh so final question and I’ll give you

an opportunity to give any closing thoughts. U yeah when you compare yourself to the quantum companies that trade in the public markets. Yep. Do you do you see Rigetti or ion Q or

D-Wave or any of these public companies? I know Xanadu also announced a merger.

Do you see any of them as peers? Do you do you kind of see like a tier one,

tier two, tier three? Where do you kind of see yourself? I know IQ, if you ask them, they’d say we’re the best quantum company in the world. Five years ahead of our competition, but um where do you see yourself? Well, I have huge respect for all the other quantum companies that are that are out there both in the public markets and the and the private markets and a lot of smart people are working on a lot of really hard problems. Maybe I’ll answer the question in this way. You know, if you look at IONQ and you look at Rigetti and you look at um Infleqtion and then maybe you know maybe Xanadu depending you know when they come public the each represent one of the different modalities on how to do quantum right. So, trapped ions is the modality that IonQ has been based on. Rigetti is a superconducting company. Um, Xanadu is a photonics company and then Infleqtion is a neutral atom company. So, so we’re differentiated in that each of us is pursuing a fundamentally different state fundamentally different technology on how to take advantage of some of the really weird stuff down at the quantum world, right? And I’d say maybe trapped ions and neutral atoms are close cousins because we’re working with atoms that don’t have a charge. Trapped ions have a charge and uh that’s probably uh maybe for next time we can explain you know some of the fundamental differences between those two. And then superconducting actually you build real you know superconducting materials and put them inside of a freezer and then with photonics you’re actually you know trading light into photons right or sorry photons into cubits. Um so we differentiate ourselves in that we’re pursuing neutral atoms and we’ll be the you know the only publicly traded neutral atom company and then our strategy has been fundamentally different and this was going back to my initial thesis in the business instead of you basically just building a computer until this computer becomes better than classical computers. Our strategy has always been to monetize along the way right point this neutral atom engine at the areas where we have quantum advantage and then monetize the heck out of it. And then because of that strategy, we have quite a bit of revenue um especially relative to some of the other players. And so commercialization is critical for any business. And I think it’s so important to not just build in the lab. You have to be shipping product, getting feedback from the customers, learning how to engineer systems, learning how to make sure systems work as they’re supposed to work, right? And all those things only are possible if you’re selling things and then getting the feedback from the market. And so I I think Inflection’s always really tried to have a commercial first mentality to the quantum world and uh and we’ll you know continue that um in in as we’re a public company. Excellent. So I’ll leave this one up to you. Uh so we have a lot of retail investors uh that follow this channel that have been beat up a couple times in twenty twenty-five. Of course investing in quantum is a super volatile trade. there was uncertainty and there’s a lot there’s a very loud and vocal opposition to like people just hate quantum like for some reason like uh like I you know like I

I’m trying to think about like nineteen ninety-nine Nvidia like oh I hate these GPUs these GPUs are crap like you know like uh the

CPU will be king forever whatever um just this resistance to change but also like this like this negativity that orbits uh

quantum and quantum efforts and it’s not like it’s magic. It’s really hard and there’s a lot of really smart people that are working on really hard problems including your company and your scientists. So maybe you could give some closing thoughts to retail investors and those that take the chance on investing in this technology. Sure. Well, let me caveat this by saying as a as an investor myself for a long time, um I uh I I’m always very cautious of giving, you know, any specific investment advice, obviously. Of course. Of course. But I think I think look at look at my actions, right? I was a partner at a very successful investment fund. Um and those are the types of jobs that people don’t usually leave, right? And I left that to come run a quantum company.

So I’m voting very much with my actions that I believe that this is the future and I think it is wonderful for retail investors that they have options to invest in quantum because you know a lot of times you don’t have the options to invest in the next big trend and those only res reside in the private markets inside venture capital funds that only accredited investors can get access to. So I think if you believe, which I do, that quantum is going to be incredibly impactful to humanity over the course of the next decade, um it’s a wonderful situation to have, you know, liquid public investment opportunities ahead of you. I would say do your due diligence. Um it it’s it probably is not going to be just up and to the right. Uh it’s going to be choppy as you said.

people have experienced a lot of volatility. But if you take a multi-year view on this really important technology, um I think it’s uh I think it’s a wonderful thing that retail investors have the opportunity to do.

Maybe I’ll put it that way. Once the there is certainty in within a technology, right? Once Nvidia was dominating in the GPUs, then that was reflected in in the valuation of the company. But when there’s uncertainty and when technology is developing, that’s the risk, right? the risk is like well until all of the hurdles are are jumped over then then that’s the risk. Um, it’s exactly right and you’re dead right. Once it becomes riskless, there’s no upside opportunity anymore, right? Once all the once all the risks are and interesting anecdote as a public market investor for a very long time, I’ve been following Nvidia for almost twenty years. And it’s unreal how until just a couple years ago, the usual sentiment around Nvidia was one of negativity because there was always, oh,

this gaming market’s not that big, right? that’s going to tap out and then there’s no world for Nvidia past the gaming market and then all a sudden you know they figure out the next thing that’s incredibly important technology will go address and it’s been really a masterclass in market development on how those how those folks and Jensen in particular has always just found the next thing and so there is um it’s doesn’t surprise me that there’s a ton of people who are negative on quantum because tons of people were negative on video for decades um and uh and so I think uh and by the time it becomes unilaterally positive valuations will be significantly higher. Now, this has been amazing and I do have unfortunately one quick bonus question. One quick bonus question. I know this is this is uh on the shrinking timelines of all these companies. So IonQ’s their timeline is shrink. Uh continuum um IBM this year and I think even

Inflection’s I don’t know what the September twenty twenty-five revision was but it looks like a lot of these quantum companies are shrinking their timeline toward fault tolerant quantum computing. Yeah. Any final thoughts on what what’s happening in the sector and maybe what you’re most excited about going forward. So I’ll bring it back to logical cubits which I think are the you know those are the keys to the kingdom to getting to fault tolerant quantum computing and there’s a few other metrics that are going to matter like you know the gate depth of these logical cubits but let’s just keep the numbers simple and say that around one hundred logical cubits is where I think we’ll start to see some form of quantum advantage. Um and because we just got logical cubits in twenty twenty-three I think people are trying to figure out how fast we scale. Going from zero to one was very challenging. it took a very long time and it’s a very dynamic environment that we’re operating in and breakthroughs don’t just happen linearly right they can be step functions and so I think you’re seeing these timelines move around because it’s very real time um and uh and you know I think uh we feel very good about our um our path to one hundred logical cubits and with twelve logical cubits we’re one of the leaders in logical cubit count um and uh and so that’s the way to answer your question I think it’s just it’s a very dynamic situation where people are trying to um keep up with the breakthroughs that are happening because they are happening at compoundingly faster rates and that’s one of the really hard things to grasp about quantum is that it actually scales double exponentially right so Moore’s law is an exponential curve it’s hard to extrapolate exponential growth let alone double exponential growth the human mind just doesn’t work that way all that well and so might be approaching more linear growth now um so if I’m not mistaken it was the compute power would basically double every eighteen months is what it what it worked out to be. So that that that’s an fundamentally an exponential curve. You see double exponentials in quantum because you can basically double the underlying power but each time you add a cubit it actually exponentially increases the power. So you’re are talking double exponential growth curves and those are very hard to forecast. Gotcha. Well Matt this was an absolute pleasure. I learned a ton and I think uh my audience and the wider audience,

people that are interested in Infleqtion are going to love uh hearing this and all this information from you. So, thank you so much for taking your time. Thank you. It was a really fun conversation. All right, take care.

***

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill for their consideration. Churchill intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to Churchill’s shareholders in connection with Churchill’s solicitation of proxies for the vote by Churchill’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Infleqtion stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to Infleqtion stockholders and Churchill shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill and Infleqtion shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Churchill in connection with the proposed transaction, as these documents will contain important information about Churchill, ColdQuanta, Inc (the “Company”) and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by Churchill with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp X, 640 Fifth Avenue, 12th Floor, New York, NY 10019

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